UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 5)*

FAMILY DOLLAR STORES, INC.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

307000109
(CUSIP Number)

Brian L. Schorr, Esq. Chief Legal Officer Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.:(212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 307000109	Page 2 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,366,386
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,366,386
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,366,386
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.34%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 113,949,687 shares of the Issuer’s Common Stock outstanding as of July 5, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2014 (the “Form 10-Q”).

CUSIP NO. 307000109	Page 3 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,366,386
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,366,386
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,366,386
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.34%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 113,949,687 shares of the Issuer’s Common Stock outstanding as of July 5, 2014, as reported in the Issuer’s Form 10-Q.

CUSIP NO. 307000109	Page 4 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,366,386
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,366,386
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,366,386
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.34%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 113,949,687 shares of the Issuer’s Common Stock outstanding as of July 5, 2014, as reported in the Issuer’s Form 10-Q.

CUSIP NO. 307000109	Page 5 of 16

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,366,386
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,366,386
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,366,386
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.34%*
14	TYPE OF REPORTING PERSON PN, IA
_______
* Calculated based on 113,949,687 shares of the Issuer’s Common Stock outstanding as of July 5, 2014, as reported in the Issuer’s Form 10-Q.

CUSIP NO. 307000109	Page 6 of 16

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,366,386
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,366,386
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,366,386
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.34%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 113,949,687 shares of the Issuer’s Common Stock outstanding as of July 5, 2014, as reported in the Issuer’s Form 10-Q.

CUSIP NO. 307000109	Page 7 of 16

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,470,470
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,470,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,470,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.29%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 113,949,687 shares of the Issuer’s Common Stock outstanding as of July 5, 2014, as reported in the Issuer’s Form 10-Q.

CUSIP NO. 307000109	Page 8 of 16

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,974,282
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,974,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,974,282
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.49%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 113,949,687 shares of the Issuer’s Common Stock outstanding as of July 5, 2014, as reported in the Issuer’s Form 10-Q.

CUSIP NO. 307000109	Page 9 of 16

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 227,087
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 227,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.20%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 113,949,687 shares of the Issuer’s Common Stock outstanding as of July 5, 2014, as reported in the Issuer’s Form 10-Q.

CUSIP NO. 307000109	Page 10 of 16

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 37-1593120
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,586,102
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,586,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,586,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.27%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 113,949,687 shares of the Issuer’s Common Stock outstanding as of July 5, 2014, as reported in the Issuer’s Form 10-Q.

CUSIP NO. 307000109	Page 11 of 16

1	NAME OF REPORTING PERSON Trian Partners Master Fund (ERISA), L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0682467
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 103,964
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 103,964
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 113,949,687 shares of the Issuer’s Common Stock outstanding as of July 5, 2014, as reported in the Issuer’s Form 10-Q.

CUSIP NO. 307000109	Page 12 of 16

This Amendment No. 5 (“Amendment No. 5”) relates to the Schedule 13D filed with the Securities and Exchange Commission on July 28, 2010, as amended by Amendment No. 1 to the Schedule 13D filed on February 15, 2011, as amended by Amendment No. 2 to the Schedule 13D filed on March 14, 2011, as amended by Amendment No. 3 to the Schedule 13D filed on September 29, 2011, and as amended by Amendment No. 4 to the Schedule 13D filed on April 26, 2013 (as so amended, the “Statement”), relating to the Common Stock, $0.10 par value per share (the “Shares”), of Family Dollar Stores, Inc. a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is P.O. Box 1017, 10401 Monroe Road, Charlotte, NC 28201-1017.

Items 3, 4, 5, 6 and 7 of the Statement are hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented with the following:

In connection with Mr. Garden’s service on the Board of Directors of the Issuer, on January 16, 2014, Mr. Garden received 1,389 Shares from the Issuer (“Director Shares”) in accordance with the terms of the Family Dollar Stores, Inc. 2006 Incentive Plan Directors’ Share Awards Guidelines, which were adopted pursuant to the Family Dollar Stores, Inc. 2006 Incentive Plan.  In addition, in December 2013, Mr. Garden transferred 1,293 Director Shares, which were originally received by Mr. Garden from the Issuer on January 17, 2013, to Trian Management, for no consideration, pursuant to the terms of the Director’s Fees Agreement (discussed in Item 6).

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On July 27, 2014, the Issuer, Dollar Tree, Inc., a Virginia corporation (the “Parent”) and Dime Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (the “Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of the respective parties, Merger Subsidiary will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the “Merger”).  The Merger Agreement provides for, subject to the satisfaction or waiver of specified conditions, the acquisition of the Issuer at a price of $59.60 per Share in cash (the “Cash Consideration”) and a fraction of a validly issued, fully paid and nonassessable share of Parent common stock (rounding to the nearest ten-thousandth of a share) equal to the quotient (the “Exchange Ratio”) determined by dividing (x) $14.90 by (y) the Parent Trading Price (as defined in the Merger Agreement); provided, however, that if the Parent Trading Price is an amount greater than or equal to $59.98, then the Exchange Ratio shall be 0.2484, and if the Parent Trading Price is an amount equal to or less than $49.08, then the Exchange Ratio shall be 0.3036 (the “Stock Consideration”, and together with the Cash Consideration, the “Merger Consideration”).  At the effective time of the Merger, each Share that is issued and outstanding immediately prior to the effective time (other than Cancelled Shares, any Dissenting Shares (each as defined in the Merger Agreement) and any Share held by any direct or indirect wholly owned subsidiary of the Issuer) will be converted into the right to receive the Merger Consideration.  Any options, restricted stock units or performance share rights in respect of Shares will be converted, or cancelled and converted, into Parent options, Parent restricted stock units or the right to receive Merger Consideration, respectively, based on the ratio specified in the Merger Agreement.

CUSIP NO. 307000109	Page 13 of 16

The consummation of the Merger is subject to customary closing conditions, including the adoption of the Merger Agreement by the Issuer’s stockholders and the expiration or termination of all waiting periods applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.  The closing of the Merger is not subject to any financing condition or a vote of Parent stockholders.   For a more detailed description of the Merger Agreement and a copy thereof, please see the Current Report on Form 8-K, filed by the Issuer on July 28, 2014

In connection with the entry into the Merger Agreement by the parties thereto, on July 27, 2014, each of Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF, Trian ERISA, Trian Management and Edward P. Garden (each, a “Stockholder”) entered into a Voting and Support Agreement with Parent (the “Voting Agreement”).  The Voting Agreement provides that each Stockholder shall, among other things, vote all of the Shares that it beneficially owns: (i) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, (ii) in favor of any proposal to adjourn or postpone a meeting of the Issuer’s stockholders to a later date if there are not sufficient votes to adopt the Merger Agreement, (iii) against any action or proposal in favor of a Company Takeover Proposal (as defined in the Merger Agreement), without regard to the terms of such Company Takeover Proposal and (iv) against any action, proposal, transaction or agreement that would reasonably be likely to result in a material breach of any covenant, representation, warranty or other obligation contained in the Merger Agreement or prevent, materially impede or materially delay the transactions contemplated by the Merger Agreement.  Each of the Stockholders granted an irrevocable proxy to Parent to vote its Shares in accordance with the foregoing, provided that the grant of the proxy shall be effective if and only if such Stockholder fails to deliver a duly executed proxy card to the Issuer.

The Voting Agreement also provides that, until the earlier of the Expiration Date (as defined below) and the date on which Issuer stockholder approval of the Merger is obtained, no Stockholder shall, among other things, (i) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of any Shares voluntarily or involuntarily (subject to certain limited exceptions), (ii) enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to the Shares that is inconsistent with the Voting Agreement or (iii) agree to take any of the actions prohibited by the foregoing clause (i) or (ii).  In addition, the Voting Agreement requires each Stockholder to abide by certain restrictions relating to the solicitation of Company Takeover Proposals, which restrictions are substantially similar to the non-solicitation restrictions contained in the Merger Agreement that are applicable to the Issuer.

The Voting Agreement only applies to the Stockholders in their capacity as stockholders, and it does not in any way limit or affect Edward P. Garden (or any future director of the Issuer who may be affiliated or associated with any Stockholder or any of its affiliates) from exercising his fiduciaries duties as a director of the Issuer or taking any action or inaction in his capacity as a director of the Issuer.

The Voting Agreement terminates upon the earliest to occur of: (i) the consummation of the Merger, (ii) the termination of the Merger Agreement pursuant to and in compliance with the terms therein and (iii) the entry without the prior written consent of the Stockholders into any amendment or modification of the Merger Agreement, or any written waiver of the Issuer’s rights under the Merger Agreement made in connection with a request from Parent, in each case, which results in a decrease in, or change in the composition of, the Merger Consideration or an extension of the End Date (as defined in the Merger Agreement) or which is otherwise adverse to any of the Stockholders in any material respect (such earliest date, the “Expiration Date”).

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a form of which is filed as Exhibit 4 hereto.

CUSIP NO. 307000109	Page 14 of 16

Item 5. Interest in Securities of the Issuer

 (A) Item 5 (a) of the Statement is hereby amended and restated to read in its entirety as follows:

(a) As of 4:00 pm, New York City time, on July 25, 2014, the Filing Persons beneficially owned, in the aggregate, 8,366,386 Shares, representing approximately 7.34% of the Issuer’s outstanding Shares (based upon 113,949,687 shares of the Issuer’s Common Stock outstanding as of July 5, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2014 (the “Form 10-Q”)).

(B) The first paragraph of Item 5 (b) of the Statement is hereby amended and restated to read in its entirety as follows:

(b) Each of Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF, Trian ERISA and Trian Management beneficially and directly owns and has sole voting power and sole dispositive power with regard to 1,470,470, 3,974,282, 227,087, 2,586,102, 103,964 and 3,092 Shares, respectively, and Mr. Garden beneficially and directly owns and has sole voting power and sole dispositive power with regard to 1,389 Director Shares, except in each case, to the extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares or Parent may be deemed to have shared voting power with respect to such Shares by virtue of the Voting Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented with the information contained in Item 4 hereof, which is incorporated by reference.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented with the following:

4.	Voting and Support Agreement, dated as of July 27, 2014, by and among Dollar Tree, Inc. and each entity listed on Schedule A thereto.

CUSIP NO. 307000109	Page 15 of 16

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2014
TRIAN FUND MANAGEMENT, L.P.
	By:	Trian Fund Management GP, LLC, its general partner

By	By:	/s/ EDWARD P. GARDEN
		Name:	Edward P. Garden
		Title:	Member

TRIAN FUND MANAGEMENT, GP, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P. its general partner

By:	Trian Partners General Partner LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

CUSIP NO. 307000109	Page 16 of 16

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.
By:	Trian Partners Strategic Investment Fund GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND (ERISA), L.P.
By:	Trian Partners (ERISA) GP, L.P., its general partner

By:	Trian Partners (ERISA) General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

/s/ NELSON PELTZ
Nelson Peltz

/s/ PETER W. MAY
Peter W. May

/s/ EDWARD P. GARDEN
Edward P. Garden